FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8LB
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  [X]       Form 40-F  [   ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [   ]       No.  [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated February 16, 2004

Communication to Investors and Media
SIGNATURES

Communication to Investors and Media

Download your pictures in high printing resolution from:
	www.leica-geosystems.com/news/2004/system1200.htm	Leica Geosystems AG
Heinrich-Wild-Strasse
No	05 E Leica System 1200 (February 2004)	CH-9435 Heerbrugg
(Switzerland)

Contact	George Aase, Investor Relations	www.leica-geosystems.com
Phone +41 71 727 3064

Global and terrestrial surveying combined for the first time in one survey system

Leica Geosystems to launch World’s First Universal Surveying System

Heerbrugg, Switzerland, 16 February 2004 — By developing the world’s first universal surveying system, the Swiss surveying technology company Leica Geosystems has made a big step towards increasing productivity in surveying. Developed from the ground up, the Leica System 1200 enables the combined use of both terrestrial and satellite-based sensors, with consistent operation and data management, and the possibility of graphic display directly in the field. Working together, it guarantees seamless data transfer between GPS and TPS instruments, and enables the instruments to be operated with uniform software, identical controls and a common database. This TPS/GPS universality, and unique consistency of data, translates into higher accuracy, major time-savings and ultimately a considerable increase in productivity.

The Leica System 1200 combines the most modern survey and software technology and allows the user to take profit of the specific advantages of both global and terrestrial surveying methods. It consists of three newly developed and fully coordinated basic modules: the Leica GPS1200 family of receivers; the Leica TPS1200 Total Stations; and the common Leica System 1200 database and software, including the Leica Geo Office package.

New-generation Leica GPS and TPS stations with improved performance
In addition to the benefits of the GPS/TPS compatibility and identical operation, the individual performance features of the new generations of sensors are considerable. The new Leica GPS1200 offers millimeter accuracy within the global positioning system also under difficult circumstances. In the case of the Leica TPS1200 terrestrial sensors, the precision of Leica’s reflectorless laser distance and opto-electronic angle measurements has been increased even further.

Higher productivity for customers
This universal Leica System 1200 also offers new functionalities. Clement Woon, President of the Division Surveying & Engineering at Leica Geosystems says: “Our new universal system offers unprecedented productivity improvements. Productivity is a key driver of value for our customers. The automated merging of GPS and TPS survey data in one uniform data management system will provide a quick return in investments.” Shipments of the first universal system units will begin in March. Stfi

Important milestone of an ongoing success story in surveying technology
The fact that Leica Geosystems is launching the world’s first universal surveying system is no surprise for experts in this industry. In 1986 the company launched the first accurate reflectorless laser distancer and in 1987 the world’s first GPS survey system able to define, on the base of signals from the GPS-Navstar satellites, coordinates and position differences with centimeter accuracy. In 2004, Leica Geosystems is once again setting the standards as a pioneer in the survey sector, with the first combined universal system, the Leica System 1200. This universal system is an important milestone in surveying technology, and with its versatility, flexibility and performance, it will make a significant mark on the surveying sector.

((A more detailed communication and a picture of the world’s first universal surveying systems can be downloaded from:
www.leica-geosystems.com/news/2004/system1200.htm))

*  *  *

Contact Person:
George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435
Heerbrugg (Switzerland) — Internet: www.leica-geosystems.com

Telephone (direct)	+41 (0)71 727 3064	E-Mail	George.Aase@leica-geosystems.com
Telephone (operator)	+41 (0)71 727 3131	Fax	+41 (0)71726 5064

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date: 17 February 2004	By:	/s/ Robert S. Singer

	Name:	Robert S. Singer
	Title:	Chief Financial Officer